Filed pursuant to Rule 433
Registration No. 333-154807
$250,000,000
Toll Brothers Finance Corp.
6.750% Senior Notes due 2019
Guaranteed on a Senior Basis by
Toll Brothers, Inc.
and Certain of its Subsidiaries
Pricing Term Sheet

Issuer:	Toll Brothers Finance Corp.

Security:	6.750% Senior Notes due November 1, 2019

Size:	$250,000,000

Net Proceeds to Issuer Before Expenses:	$246,365,000

Maturity:	November 1, 2019

Coupon:	6.750%

Interest Payment Dates:	May 1 and November 1, commencing May 1, 2010

Public Offering Price:	99.986% of the Principal Amount

Spread to Benchmark Treasury:	330.3 bps

Benchmark:	UST 3.625% due August 2019

Make-whole Redemption Provision:	At any time at a discount rate of Treasury plus 0.50%

Trade Date:	September 15, 2009

Settlement:	T+5; September 22, 2009

CUSIP:	88947E AJ9

Ratings:	Ba1 (negative)
BBB- (negative)
BBB- (stable)

Joint Book-Running Managers:	Banc of America Securities LLC
J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.

Co-Managers:	RBS Securities Inc.
BNP Paribas Securities Corp.
Comerica Securities, Inc.
Mizuho Securities USA Inc.
Capital One Southcoast, Inc.
Daiwa Securities America Inc.
PNC Capital Markets LLC

Tender Offer:	Concurrently with the commencement of this offering, Toll Brothers Finance Corp. is launching a cash tender (the “Tender Offer”) offer for up to $150 million in aggregate principal amount of its 6.875% Senior Notes due 2012 (the “2012 Notes”) and its 5.95% Senior Notes due 2013 (the “2013 Notes”). Toll Brothers Finance Corp. is offering to purchase the 2012 Notes at a purchase price of $1,037.50 per $1,000 principal amount, plus accrued and unpaid interest, plus a $30.00 early tender payment for 2012 Notes validly tendered and accepted for payment on or before 5:00 p.m. New York City time on September 28, 2009. Toll Brothers Finance Corp. is offering to purchase the 2013 Notes at a purchase price of $1,002.50 per $1,000 principal amount, plus accrued and unpaid interest, plus a $30.00 early tender payment for 2013 Notes validly tendered and accepted for payment on or before 5:00 p.m. New York City time on September 28, 2009. Notes tendered after 5:00 p.m. New York City time on September 28, 2009 will not receive the early tender payment. The Tender Offer will expire on October 13, 2009 unless extended.

Additional Information:	The following changes will be made to the Preliminary Prospectus Supplement. Other information (including financial information) is deemed to have changed to the extent affected by the changes described below.

The As Adjusted column in the “Capitalization” section on page S-10 of the Preliminary Prospectus Supplement will be updated to reflect the following changes ($ in thousands) as of July 31, 2009, on an as adjusted basis to give effect to the sale of the notes in this offering and the use of proceeds therefrom as described under “Use of Proceeds” in the Preliminary Prospectus Supplement, including (a) the completion of our concurrent Tender Offer, assuming that 2012 Notes and 2013 Notes have been tendered in equal amounts and accepted by us up to our maximum aggregate purchase amount of $150 million and (b) a charge for the estimated premium we will pay upon tender of the 2012 Notes and the 2013 Notes:

Total debt $2,246,696

Retained Earnings $2,301,764

Total stockholder’s equity $2,605,256

Total capitalization $4,857,235
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322, J.P. Morgan Securities collect at 1-212-834-4533 or Citigroup Global Markets Inc. toll free at 1-877-858-5407.
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